438 East Katella Ave, Suite 217
Elephant Talk                                    Orange, California 92867
   Communications, Inc.                          Tel: (714) 288 1570
              OTC: ETLK                          Fax: (714) 288 2045





June 6, 2005



Mr. Dave Walz
United States Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549

         Re:  Elephant Talk Communications, Inc.
              Form 10-K for the fiscal year ended December 31, 2004 Filed April 1, 2005
              File No. 0-30061


Dear Mr. Walz:

We received your correspondence dated May 5, 2005 requesting additional information or explanations to certain items contained in the above referenced filing.

Attached please find the Company's responses to your queries. Please let me know if you need any further clarifications.

Sincerely,


/s/ Manu Ohri
-----------------------
Manu Ohri
Chief Financial Officer

Attachment

Item 8a.  Controls and Procedures, page 29.
------------------------------------------

Comments 1, 2 and 3.
--------------------

Our Chief Executive Officer, President, and Chief Financial Officer (the "Certifying Officers") are responsible for establishing and maintaining disclosure controls and procedures for the Company. The Certifying Officers have designed such disclosure controls and procedures to ensure that material information is made known to them, particularly during the period in which this report was prepared. The Certifying Officers have evaluated the effectiveness of the Company's disclosure controls and procedures were as of the end of the period covered by the filing of this report, and believe that the Company's disclosure controls and procedures are effective in ensuring that information required to be disclosed is accumulated and communicated to management including our CEO and CFO to allow timely decisions regarding required disclosures. There have been no changes in Company's internal control over financial reporting, that occurred during the fiscal year that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Consolidated Statements of Operations and Comprehensive Loss, Page F-5
----------------------------------------------------------------------

4. In April 1999, the Company issued 5,500,000 common shares for $991,581 under a Rule 504 Regulation D offering. The Company received $529,500 in cash and $51,300 in services rendered. The remaining $410,781 in stock issued remained unpaid and was offset against the share capital in the financial statements as of December 31, 2002. These subscribed and issued, but unpaid shares were covered by the promissory notes payable to the Company. The promissory notes are secured with recourse in corporate stock of an unrelated corporation, and were due and payable on or before March 28, 2002. The Company has been unable to collect on the promissory notes, and has recorded $410,781 in expense as a provision for uncollectible stock subscriptions during the year ended December 31, 2004.

5. The Company recorded a bad debt expense of $0 against trade receivables during the year ended December 31, 2004.

Consolidated Statements of Operations and Comprehensive Loss, Page F-6
----------------------------------------------------------------------

6. The Company disposed off its marketable securities and recorded a loss as a result of its settlement in January 2003. In connection with its disposition of marketable securities, the company eliminated the comprehensive loss of $553,187 at December 31, 2003 as the Company did not have the marketable securities as of December 31, 2003.






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


Consolidated Statements of Cash Flows, Page F-7
-----------------------------------------------

7. The Company provided an allowance for bad debts of $400,000 against the amount receivable from an entity for which the Company had guaranteed the debt payable to a bank. The entity was in default in making monthly loan payments. Therefore, the Company reserved the entire amount of loan as uncollectible for the year ended December 31, 2003.

The Company recorded $0 in provision for bad debts for the period ended December 31, 2004. Upon review of our statement of cash flows for the year ended December 31, 2004, we discovered that the Company should have recorded a non-cash item of $500,000 in accrued expenses instead of as a provision for bad debts. The Company believes that this will not have a material affect on its financial statements for the year ended December 31, 2004.

Note 1: Summary of Significant Accounting Policies and Organization,
--------------------------------------------------------------------
        Revenue Recognition, page F-8
        -----------------------------

8. The Company derives revenues from the sale of minutes of calling time via sale of its prepaid calling cards. Revenue is deferred upon activation of the calling cards and is recognized as the prepaid calling card balances are reduced based upon minute usage, imposition of administrative fees, or no further obligations exist with respect to a calling card.



Deferred revenues represent amounts received from its customers for the unused minutes of the prepaid calling cards sold to its customers since the Company recognizes revenues only on the usage of the minutes.



Note 6: Due from Related Parties, page F-16
-------------------------------------------

9. The Company recorded the debt associated with the personal guarantees under the footnote disclosure Note 7 Notes payable.

Note 11:  Commitments and Contingencies, Guarantees, page F-22
--------------------------------------------------------------

10. The Company recorded the three installment loans of $628,566 as Note Payable when the Company obtained funding from the bank. The Company recorded the debit to "Bank account" when cash received by the Company from the bank. The Company recorded a debit to "Due from related parties" when the funds obtained by related parties were guaranteed by the Company with an offsetting credit to Note Payable.





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


Note 16:  Subsequent Events, page F-24
--------------------------------------

11. Please review the attached supporting information with respect to this subsequent event footnote disclosure:

On April 3, 2004, the Company signed a Share Exchange Agreement with Keen Solution Group Limited (Keen Solution), a company incorporated in British Virgin Island ("BVI"), to acquire from Keen Solution, 60% equity ownership interest in Urumqui General System Technology Company Ltd. ("General System"), a company registered in the Peoples Republic of China (PRC). As a consideration for the acquisition, on July 26, 2004, the Company issued 4,000,000 restricted common shares valued at $480,000 as the earnest deposit to Keen Solution. The transaction could not be completed due to the rules and regulations relating to telecommunication companies enforced by the Ministry of Information Industry in China for foreign companies.

The parties restructured the Share Exchange Agreement whereby, Keen Solution formed True Precise Technology Limited ("True Precise"), a limited liability company registered in BVI, as a vehicle to complete the transaction. On January 5, 2005, the Company and Keen Solution completed the transaction whereby the Company through its 60% equity ownership interest in True Precise, agreed to issue an additional 19,137,500 restricted common shares to Keen Solution in exchange for an exclusive technical services agreement for providing technical consulting and advisory services to General System for a service fee of RMB10,000,000 (US$1,204,820) per year. Since the Company was unable to acquire General System, earning the technical service fees did not give effect to the acquisition on Form 8-K. Therefore, the Company did not file the pro-forma financial statements of the Company giving effect to the acquisition of General Systems.

























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